Exhibit 3.1

FIRST AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

META MATERIALS, INC.

This First Amendment to the Amended and Restated Bylaws of Meta Materials Inc. (this “First Amendment”) is hereby authorized, adopted and approved by the Board of Directors of Meta Materials Inc., a Nevada corporation (the “Corporation”), in accordance with Section 8.1 of the Corporation’s Amended and Restated Bylaws dated October 26, 2016 (the “Bylaws”) and the Nevada Revised Statutes.

1.
This First Amendment amends and restates Section 2.7 of the Bylaws as follows:

Section 2.7 Quorum. The holders of one-third of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. Treasury shares, shares of the Corporation's stock owned by another corporation the majority of the voting stock of which is owned or controlled by the Corporation, and shares of the Corporation's stock held by the Corporation in a fiduciary capacity, shall not be counted in determining the total number of outstanding shares at any given time. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.
The Bylaws, as amended by this First Amendment, constitute the Bylaws of the Corporation.
3.
The effective date of this First Amendment is October 16, 2023.